

Mail Stop 3561

January 26, 2010

Mr. C. Geoffrey Hampson
Chief Executive Officer
Live Current Media Inc.
375 Water Street, Suite 645
Vancouver, British Columbia V6B 5C6

      Re: Live Current Media Inc.
              Item 4.01 Form 8-K
              Filed December 22, 2009
              File No. 0-29929

Dear Mr. Hampson:

      We have completed our review of your Form 8-K and have no other comments at this time.

                        Sincerely,

                        William H. Thompson
                        Accounting Branch Chief